NUMBEER, INC.

September 23, 2009

U.S. Securities & Exchange Commission

Attention: Dennis C. Hult

Re: Numbeer, Inc.

File No. 333-153172

Dear Mr. Hult:

Thank you for your letter dated September 2, 2009. The Company has hired the firm of Seale and Beers CPA’s as the Company’s new auditor to reaudit the company’s year end of May 31, 2009. Seale and Beers has not given a fixed date as to when the reaudit will be ready but they have been engaged.

The Company also acknowledges that it is responsible for the adequacy and accuracy of its disclosures in its filings.

The Company also acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

/s/  Michael English

President & CEO

Address                                                                                Telephone 775 321 8216

112 North Curry Street                                                 Fax 775 561 8016

Carson City, Nevada                                                      info@numbeer.com